MATERIAL CHANGE REPORT

1.	Reporting Issuer:

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change:

June 23, 2004

3.	News Release

A press release dated June 23, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on June 23, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change:

On June 23, 2004, TransGlobe announced a successful development well at Tasour #12 on Block 32 and the award of a new exploration block in the Republic of Yemen.

5.	Full Description of Material Change:

See the attached press release.

6.	Reliance on Confidentiality Provisions:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED June 29, 2004, at the City of Calgary, in the Province of Alberta.

s/s Ross Clarkson
Ross G. Clarkson
President and CEO